SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Metals USA, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

591324 20 7

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591324 20 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois limited partnership U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,489,550 shares of Common Stock (1) Warrants to purchase 7,261 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares * ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 22.3% as of December 31, 2002. (1)  (Based on 20,149,510 shares of Common Stock issued and outstanding as of November 14, 2002, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) PN; HC

(1)  See footnote 1 in Item 4.

CUSIP No. 591324 20 7
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GLB Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited partnership U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,489,550 shares of Common Stock (1) Warrants to purchase 7,261 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares * ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 22.3% as of December 31, 2002. (1)  (Based on 20,149,510 shares of Common Stock issued and outstanding as of November 14, 2002, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) PN; HC

(1)  See footnote 1 in Item 4.

CUSIP No. 591324 20 7
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Investment Group, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,489,550 shares of Common Stock (1) Warrants to purchase 7,261 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares * ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 22.3% as of December 31, 2002. (1)  (Based on 20,149,510 shares of Common Stock issued and outstanding as of November 14, 2002, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) OO; HC

(1)  See footnote 1 in Item 4.

CUSIP No. 591324 20 7
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kenneth Griffin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,489,550 shares of Common Stock (1) Warrants to purchase 7,261 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares * ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 22.3% as of December 31, 2002. (1)  (Based on 20,149,510 shares of Common Stock issued and outstanding as of November 14, 2002, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) IN; HC

(1)  See footnote 1 in Item 4.

CUSIP No. 591324 20 7
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Wellington Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois limited partnership U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,489,550 shares of Common Stock (1) Warrants to purchase 7,261 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares * ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 22.3% as of December 31, 2002. (1)  (Based on 20,149,510 shares of Common Stock issued and outstanding as of November 14, 2002, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) PN; HC

(1)  See footnote 1 in Item 4.

CUSIP No. 591324 20 7
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Distressed and Credit Opportunity Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,489,550 shares of Common Stock (1) Warrants to purchase 7,261 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares * ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 22.3% as of December 31, 2002. (1)  (Based on 20,149,510 shares of Common Stock issued and outstanding as of November 14, 2002, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) CO; HC

(1)  See footnote 1 in Item 4.

CUSIP No. 591324 20 7
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Kensington Global Strategies Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,489,550 shares of Common Stock (1) Warrants to purchase 7,261 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares * ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 22.3% as of December 31, 2002. (1)  (Based on 20,149,510 shares of Common Stock issued and outstanding as of November 14, 2002, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) CO; HC

(1)  See footnote 1 in Item 4.

CUSIP No. 591324 20 7
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Credit Trading Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,489,550 shares of Common Stock (1) Warrants to purchase 7,261 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares * ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 22.3% as of December 31, 2002. (1)  (Based on 20,149,510 shares of Common Stock issued and outstanding as of November 14, 2002, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) CO

(1)  See footnote 1 in Item 4.

CUSIP No. 591324 20 7
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Equity Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,489,550 shares of Common Stock (1) Warrants to purchase 7,261 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares * ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 22.3% as of December 31, 2002. (1)  (Based on 20,149,510 shares of Common Stock issued and outstanding as of November 14, 2002, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) CO

(1)  See footnote 1 in Item 4.

CUSIP No. 591324 20 7
Item 1.
(a)	Name of Issuer METALS USA, INC.
(b)	Address of Issuer's Principal Executive Offices Three Riverway Suite 600 Houston, Texas 77056

Item 2.
(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)	Citizenship
Citadel Limited Partnership 225 W. Washington 9th Floor Chicago, Illinois 60606 Illinois limited partnership

GLB Partners, L.P. 225 W. Washington 9th Floor Chicago, Illinois 60606 Delaware limited partnership

Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Delaware limited liability company

Kenneth Griffin 225 W. Washington 9th Floor Chicago, Illinois 60606 U.S. Citizen

Citadel Wellington Partners L.P. c/o Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Illinois limited partnership

CUSIP No. 591324 20 7
Citadel Distressed and Credit Opportunity Fund Ltd. c/o Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Cayman Islands company

Citadel Kensington Global Strategies Fund Ltd. c/o Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Bermuda company

Citadel Credit Trading Ltd. c/o Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Cayman Islands company

Citadel Equity Fund Ltd. c/o Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Bermuda company

	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 591324 20 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

CUSIP No. 591324 20 7
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership

CITADEL LIMITED PARTNERSHIP

GLB PARTNERS, L.P.

CITADEL INVESTMENT GROUP, L.L.C.

KENNETH GRIFFIN

CITADEL WELLINGTON PARTNERS L.P.

CITADEL DISTRESSED AND CREDIT OPPORTUNITY FUND LTD.

CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.

CITADEL CREDIT TRADING LTD.

CITADEL EQUITY FUND LTD.

	(a)	Amount beneficially owned: 4,489,550 shares of Common Stock Warrants to purchase 7,261 shares of Common Stock
(b)

Percent of class:

Approximately 22.3% as of December 31, 2002.  (Based on 20,149,510 shares of Common Stock issued and outstanding as of November 14, 2002, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in item (a) above.)

	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
0

CUSIP No. 591324 20 7
(ii) Shared power to vote or to direct the vote See item (a) above.
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of See item (a) above.

(1)           Pursuant to the Issuer's bankruptcy reorganization plan which became effective on October 31, 2002, certain debt and equity of the Issuer beneficially owned by the Reporting Persons was converted into the right to receive approximately 4,489,550 shares of common stock and warrants to purchase approximately 7,261 shares of common stock.  The issuer has indicated that the warrants described above will be issued six months after October 31, 2002.  The share numbers, the date the warrants are exercisable, the expiration dates, and their exercise prices are based upon estimates included in the Issuer’s reported bankruptcy reorganization plan.  Although the bankruptcy plan has been approved and is effective, as of the date of this filing, the Issuer has not reached a final determination regarding the claims to be included to determine the allocation of its equity among its creditors under its plan of reorganization.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Item 2 above.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

CUSIP No. 591324 20 7
Item 10.	Certification
Not Applicable.

* Adam C. Cooper is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on November 19, 2002, and hereby incorporated by reference herein.  The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Form 3 for Metals USA, Inc.

CUSIP No.  591324 20 7

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2003		KENNETH GRIFFIN

		By:	/s/ Adam C. Cooper
Adam C. Cooper, attorney-in-fact

CITADEL LIMITED PARTNERSHIP		CITADEL INVESTMENT GROUP, L.L.C.

By:	GLB Partners, L.P.,	By:	/s/ Adam C. Cooper
	its General Partner		Adam C. Cooper, Senior Managing Director and General Counsel
By:	Citadel Investment Group, L.L.C.,
	its General Partner	CITADEL DISTRESSED AND CREDIT OPPORTUNITY FUND LTD.

By:	/s/ Adam C. Cooper	By:	Citadel Limited Partnership,
	Adam C. Cooper, Senior Managing Director and General Counsel		its Portfolio Manager

GLB PARTNERS, L.P.		By:	GLB Partners, L.P.,
its General Partner

By:	Citadel Investment Group, L.L.C.,	By:	Citadel Investment Group, L.L.C.,
	its General Partner		its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing Director and General Counsel		Adam C. Cooper, Senior Managing Director and General Counsel

CITADEL WELLINGTON PARTNERS L.P.		CITADEL CREDIT TRADING LTD.

By:	Citadel Limited Partnership, its General Partner	By:	Citadel Limited Partnership, its Portfolio Manager

By:	GLB Partners, L.P., its General Partner	By:	GLB Partners, L.P., its General Partner

By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner

By :	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing Director and General Counsel		Adam C. Cooper, Senior Managing Director and General Counsel

CUSIP No.  591324 20 7

CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.		CITADEL EQUITY FUND LTD.

By:	Citadel Limited Partnership, its Portfolio Manager	By:	Citadel Limited Partnership, its Portfolio Manager

By:	GLB Partners, L.P., its General Partner	By:	GLB Partners, L.P., its General Partner

By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing Director and General Counsel		Adam C. Cooper, Senior Managing Director and General Counsel